Exhibit 99.1

News Release

Stantec to Expand Its Environmental Services with Two Acquisitions
Design firm to acquire Virginia-based Williamsburg Environmental Group, Inc. and
British Columbia’s Cambria Gordon

EDMONTON, AB; NEW YORK, NY (December 16, 2013) TSX, NYSE:STN

North American design firm Stantec is expanding its environmental services by signing a letter of intent to acquire Virginia-based Williamsburg Environmental Group, Inc. and closing on the acquisition of British Columbia’s Cambria Gordon. Unique capabilities and the geographic positioning of the two firms will help grow the company’s environmental consulting services in two important markets.

“We strive for top-tier positioning in each market we serve, and today marks another step toward that goal,” says Stantec president and CEO Bob Gomes. “With these two firms joining our team, we will continue to expand our front-end environmental services across North America and increase the opportunities to serve communities across Western Canada and the Mid-Atlantic region of the US.”

Founded in 1990 and based in Williamsburg, Virginia, Williamsburg Environmental Group is a 115-person environmental consulting and engineering firm with additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. The company provides specialized services in ecology, environmental restoration, water resources, and regulatory support for public and private clients in the power, transportation, and energy and resources sectors. Its Glen Allen office, operating as Cultural Resources, Inc., specializes in cultural resource management and historic preservation, from archaeological surveys and research for Civil War-era plantations to cultural resource assessments and analysis related to proposed development.

The acquisition is expected to be final by the end of 2013.

“We are thrilled to be joining forces with Stantec to bring a broader range of services to our clients, better opportunities to our staff, and strategic opportunities nationwide,” says Ron Boyd, Williamsburg Environmental Group president and cofounder. “The timing of this move is perfect as our industry has just begun to ramp back up.”

Based in Terrace, BC, the 25-person team at Cambria Gordon provides a range of environmental consulting services to industry, First Nations, and all levels of government. The acquisition closed at the end of November.

“Joining Stantec gives us the opportunity to be much more involved in large-scale projects, says Dave Gordon, co-cowner and senior biologist at Cambria Gordon. “Our value of building long-term client and community relationships aligns with Stantec, and they share our goal of moving projects forward using environmental and strategic management based on sound environmental sciences.”

With these new additions, Stantec’s team now has over 3,000 environmental consulting professionals across the company.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 specialists working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Cautionary Statements

Certain statements contained in this press release may include forward-looking statements within the meaning of applicable US and Canadian securities laws. Such statements include, but are not limited to, comments with respect to future business projections and goals, and anticipated results from acquisitions. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. These factors are discussed in greater detail in Stantec’s public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Media Contact Alison Smith US East Media Relations Ph: (617) 523-8103 alison.smith@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com	Williamsburg Environmental Group Contact Ron Boyd President (757) 220-6869 rboyd@wegnet.com Cambria Gordon Contact Dave Gordon Managing Partner (250) 638-0498 dgordon@cambriagordon.com